COMMENTS RECEIVED ON DECEMBER 20, 2016

FROM EDWARD BARTZ

FIDELITY COURT STREET TRUST II (File Nos. 033-43758 and 811-06453)

Fidelity Connecticut Municipal Money Market Fund

Fidelity New Jersey AMT Tax-Free Money Market Fund

Fidelity New Jersey Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 52

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Strategic Dividend & Income Fund

POST-EFFECTIVE AMENDMENT NO. 343

Fidelity Connecticut Municipal Money Market Fund, Fidelity New Jersey AMT Tax-Free Money Market Fund, and Fidelity New Jersey Municipal Money Market Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

(Example from Fidelity Connecticut Municipal Money Market Fund)

“Foreign Exposure.  Entities providing credit support or a maturity-shortening structure that are located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.”

C:

The Staff requests that we provide a strategy for foreign entities providing credit support or a maturity shortening structure.

R:

The Fund does not have a principal investment strategy of investing in foreign entities providing credit support or a maturity shortening structure.  Accordingly, we have not added the disclosure.

Fidelity Connecticut Municipal Money Market Fund, Fidelity New Jersey AMT Tax-Free Money Market Fund, and Fidelity New Jersey Municipal Money Market Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

(Example from Fidelity Connecticut Municipal Money Market Fund)

“Geographic Concentration.  Unfavorable political or economic conditions within Connecticut can affect the credit quality of issuers located in that state.

C:

The Staff requests that we provide specific risks for the state as the current disclosure could apply to any state.

R:

We will include the following disclosure under “Principal Investment Risks” in the “Fund Basics” Section: “Geographic Concentration. While Connecticut's economy is broad, it is heavily dependent on several sectors, including the finance, services, and manufacturing sectors. Economic problems or factors affecting these sectors, as well as unfavorable political or economic conditions within Connecticut, can have a disproportionate impact on Connecticut municipal securities and entities issuing these securities. The economic outlook for Connecticut is unpredictable.”

Fidelity Connecticut Municipal Money Market Fund and Fidelity New Jersey Municipal Money Market Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add AMT risk disclosure to the “Fund Summary” section.

R:

We believe that the funds appropriately disclose their principal investment risks. Accordingly, we have not included the requested additional disclosure.

Fidelity Connecticut Municipal Money Market Fund, Fidelity New Jersey AMT Tax-Free Money Market Fund, and Fidelity New Jersey Municipal Money Market Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

(Example from Connecticut Municipal Money Market Fund)

“The Adviser normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal and Connecticut personal income taxes. The municipal securities in which the fund invests are normally investment-grade (those of medium and high quality). Municipal securities whose interest is exempt from federal and Connecticut personal income taxes include securities issued by U.S. territories and possessions, such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations.”

C:

The Staff requests we consider whether the underlined disclosure is appropriate based on fund holdings.

R:

Securities issued by U.S. territories and possessions, such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations are included in the municipal securities whose interest is exempt from federal and Connecticut personal income taxes in which the fund invests and, as such, have been included in the fund’s disclosure.

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks reasonable income. The fund will also consider the potential for capital appreciation.

C:

The Staff requests that we clarify the objective to state the fund may seek capital appreciation as a secondary objective.

R:

Pursuant to Item 2 of Form N-1A, we have disclosed the fund’s investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund’s name and investment strategies.

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund’s common stock.

R:

The fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities.”

C:

The Staff suggests that, in light of its name, the fund should be investing 80% of its assets in securities that are dividend producing and/or that generate income.

R:

A fund subject to the rule must invest at least 80% of its assets in the type of investment suggested by its name. The term “dividend & income” does not suggest that the fund focuses its investments in a particular type of investment, but rather suggests that the fund invests its assets in order to achieve both dividends and current income. The word “dividend” (like the word “income”) suggests an investment strategy rather than a type of investment. Therefore, we do not believe that the use of the words “dividend” or “income” in the fund’s name requires the fund to have a policy that requires 80%of its assets to be invested in securities that pay dividends or generate income. However, because we believe that the word “dividend” may imply investment in equity securities, the fund has a non-fundamental policy of normally investing at least 80% of its assets in equity securities.

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for the funds’ debt securities.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosure are appropriate.

Fidelity Strategic Dividend & Income Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities tend to be particularly sensitive to these changes.”

C:

The Staff requests a separate risk for junk bonds.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

Fidelity Strategic Dividend & Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add master limited partnerships disclosure in the “Principal Investment Strategies” section in the “Fund Summary”.

R:

Although the fund may invest in master limited partnerships, such investments are not a principal investment strategy of the fund.  As a result, the fund believes that its current strategy disclosure is appropriate.

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“The fund's neutral mix, or the benchmark for its combination of investments in each category over time, is approximately 50% common stocks, 15% REITs and other real estate related investments, 15% convertible securities, and 20% preferred stocks. In normal market environments, the Adviser expects the fund's asset allocation to approximate the neutral mix within a range of plus or minus 10% of assets per category, although there are no absolute limits on the percent of assets invested in each category. The Adviser regularly reviews the fund's allocation and makes changes gradually over time to favor investments that it believes provide the most favorable outlook for achieving the fund's objective. By allocating investments across different types of equity securities, the Adviser attempts to moderate the significant risks of each category through diversification. For purposes of these allocations, the Adviser will include the fund's investments in master limited partnerships (MLPs) in the common stock category.”

C:

The Staff requests we discuss the funds limits for master limited partnerships investments.

R:

Investing in master limited partnerships is not a principal investment strategy of the fund and, as described in the disclosure, such investments will be included in the fund’s common stock category.

Fidelity Strategic Dividend & Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund's neutral mix, or the benchmark for its combination of investments in each category over time, is approximately 50% common stocks, 15% REITs and other real estate related investments, 15% convertible securities, and 20% preferred stocks. In normal market environments, the Adviser expects the fund's asset allocation to approximate the neutral mix within a range of plus or minus 10% of assets per category, although there are no absolute limits on the percent of assets invested in each category. The Adviser regularly reviews the fund's allocation and makes changes gradually over time to favor investments that it believes provide the most favorable outlook for achieving the fund's objective. By allocating investments across different types of equity securities, the Adviser attempts to moderate the significant risks of each category through diversification. For purposes of these allocations, the Adviser will include the fund's investments in master limited partnerships (MLPs) in the common stock category.”

C:

The Staff requests we add master limited partnerships disclosure in the “Principal Investment Risks” section in the “Fund Summary”.

R:

Although the fund may invest in master limited partnerships, such investments are not principal risks of the fund. As a result, the fund believes that its current risk disclosure is appropriate.